SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

VERISK ANALYTICS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92345Y106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92345Y106	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS ISO Employee Stock Ownership Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,680,973
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 7,680,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,680,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.67%[1]
12	TYPE OF REPORTING PERSON BK

[1]	Based on 164,691,912 outstanding shares of Common Stock as of October 27, 2017 as reported in the Verisk Analytics, Inc. 10-Q filed on October 31, 2017.

CUSIP No. 92345Y106	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS GreatBanc Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,680,973
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 7,680,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,680,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.67%
12	TYPE OF REPORTING PERSON BK

CUSIP No. 92345Y106	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Verisk Analytics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

545 Washington Boulevard

Jersey City, NJ 07310

Item 2(a).	Name of Person Filing:

ISO Employee Stock Ownership Trust

GreatBanc Trust Company

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For ISO Employee Stock Ownership Trust

ISO Employee Stock Ownership Trust

c/o GreatBanc Trust Company

801 Warrenville Road

Suite 500

Lisle, Illinois 60532

For GreatBanc Trust Company:

GreatBanc Trust Company

801 Warrenville Road

Suite 500

Lisle, Illinois 60532

Item 2(c).	Citizenship:

ISO Employee Stock Ownership Trust – New Jersey

GreatBanc Trust Company – Illinois

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP No.:

92345Y106

CUSIP No. 92345Y106	13G/A	Page 5 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

ISO Employee Stock Ownership Trust:

(a)	Amount Beneficially Owned: 7,680,973

(b)	Percent of Class: 4.67%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 7,680,973

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 7,680,973

GreatBanc Trust Company:

(a)	Amount Beneficially Owned: 7,680,973

(b)	Percent of Class: 4.67%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,680,973

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 7,680,973

There are 7,680,973 shares of Class A Common Stock owned by the ISO Employee Stock Ownership Trust (the “Trust”). GreatBanc Trust Company is the Trustee of the Trust. Under the terms of the Trust, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, if any, the Trustee votes such shares in the Trustee’s discretion. As of December 31, 2017, all 7,680,973 of the shares of Class A Common Stock held by the Trust had been allocated to the accounts of participants.

CUSIP No. 92345Y106	13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 92345Y106	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018	ISO Employee Stock Ownership Trust

By: GreatBanc Trust Company, its trustee

/s/ Robert Owca
Robert Owca
Assistant Vice President

Dated: February 2, 2018	GreatBanc Trust Company

/s/ Robert Owca
Robert Owca
Assistant Vice President

EXHIBIT A

The undersigned hereby agree that the Schedule 13G/A being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the Class A Common Stock of Verisk Analytics, Inc., a Delaware corporation, shall be, and is, filed on behalf of each of the undersigned.

Dated: February 2, 2018	ISO Employee Stock Ownership Trust

By: GreatBanc Trust Company, its trustee

/s/ Robert Owca
Robert Owca
Assistant Vice President

Dated: February 2, 2018	GreatBanc Trust Company

/s/ Robert Owca
Robert Owca
Assistant Vice President